Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated June 23, 2014

Relating to Preliminary Prospectus Supplement dated June 17, 2014 to

Prospectuses dated December 16, 2010, July 23, 2012 and June 17, 2014

Registration Nos. 333-171069

333-182624

and 333-196591

China Biologic Products, Inc., or the Company, has filed three registration statements on Form S-3 with registration numbers of 333-171069, 333-182624 and 333-196591, including prospectuses dated December 16, 2010, July 23, 2012 and June 17, 2014, respectively, and preliminary prospectus supplement dated June 17, 2014, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectuses and the preliminary prospectus supplement, in these registration statements, the documents incorporated by reference and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectuses, the preliminary prospectus supplement, and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectuses and the preliminary prospectus supplement, if you request them by calling Morgan Stanley & Co. International plc toll-free at 1-866-718-1649. You may also access the Company’s most recent prospectus supplement dated June 23, 2014, as filed with the SEC via EDGAR on June 23, 2014 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1369868/000114420414038136/v381318_424b5.htm.

The following information supplements and updates the information contained in the Company’s preliminary prospectus supplement dated June 23, 2014. All references to page numbers are to page numbers in the preliminary prospectus supplement.

(1) insert a new paragraph titled “Recent Developments” under the “Prospectus Supplement” on page S-6 following the section titled “The Offering.”

RECENT DEVELOPMENTS

On June 18, 2014, the PRC Ministry of Finance and the PRC State Administration of Taxation jointly published a notice to reduce and unify the value added tax, or VAT, rate on sales of a wide range of products in China, which will take effect on July 1, 2014. Pursuant to the notice, the VAT rate on sales of human blood and blood component based biopharmaceutical products will be reduced from the current rate of 6% to 3%. We believe that the reduction in VAT rate will be applicable to and will have a favorable impact on the sales of all plasma based products of our majority-owned subsidiaries, Shandong Taibang and Guizhou Taibang. Although we are still assessing the quantitative impact of this favorable VAT reduction on our future results of operation, we expect that once implemented this reduction in the VAT rate will have a positive impact on our sales and net income in the second half of 2014 and onwards as our sales revenue is recognized as the invoiced value of products sold minus VAT.

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